 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159645

SUPPLEMENT NO. 5 DATED SEPTEMBER 12, 2012
TO PROSPECTUS DATED MARCH 29, 2012

AMBIENT CORPORATION

This document supplements the prospectus dated March 29, 2012, as subsequently amended by Supplement No.1 dated May 16, 2012, Supplement No. 2 dated June 12, 2012, Supplement No. 3 dated June 21, 2012 and Supplement No. 4 dated August 16, 2012, by attaching to and making as part of this Prospectus Supplement Ambient Corporation’s Current Report on Form 8-K/A which was filed with the Securities and Exchange Commission on September 7, 2012. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is September 12, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 14, 2012

AMBIENT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-35259	98-0166007
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7 WELLS AVENUE, SUITE 11, NEWTON, MASSACHUSETTS, 02459
 (Address of principal executive offices, including Zip Code)

617- 332-0004
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment No. 1 on Form 8-K/A amends and restates the Current Report on Form 8-K filed by Ambient Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on August 15, 2012 (the “Original Form 8-K”) to revise certain of the disclosures contained therein. Namely, the Original Form 8-K is being revised to provide an estimated time frame as to when the Company anticipates filing restated financial statements relating to the accounting treatment of previously issued convertible notes and warrants and to provide an estimate of the amount of adjustments involved as well as certain other revisions. Furthermore, this Amendment No. 1 on Form 8-K/A provides more detail relating to the accounting errors discovered, and also describes changes to stock-based compensation that was not previously identified. Except for the changes described in this explanatory note, no other amendments to the Original Form 8-K are made by this Form 8-K/A.

SECTION 2 –FINANCIAL INFORMATION

Item 2.02 Results of Operation and Financial Condition.

Ambient Corporation (the “Company”) anticipates revenues of approximately $10.0 million and $23.2 million, respectively, for the three and six months ended June 30, 2012 as compared to approximately $15.9 million and $27.9 million, respectively, for the corresponding periods in 2011. The Company also anticipates a loss from operations of approximately $1.5 million for the three and six month periods ending June 30, 2012 as compared to income from operations of approximately $2.8 million and $4.1 million, respectively, for the corresponding periods in 2011 (as restated).  The increase in loss from operations is mainly attributable to lower sales volumes and increased investment in sales and marketing and research and development.  The Company also anticipates net loss of approximately $1.2 million and $1.4 million, respectively, for the three and six month periods ending June 30, 2012 as compared to net income of approximately $3.6 million and $6.0 million, respectively, for the corresponding periods in 2011 (as restated).  The summary information relating to results of the three and six month periods ending June 30, 2012 and 2011 are estimates and preliminary and are subject to change pending the Company's final reviews.

SECTION 4 – MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

In connection with the preparation of the quarterly report on Form 10-Q for the three months ended June 30, 2012, management of the Company concluded that certain previously filed financial statements did not properly account for embedded derivative features of certain historical debt and equity securities issued by the Company, which are described in detail below.

Convertible Debt: Certain historical convertible notes (the “Notes”) issued by the Company were previously recorded at their discounted face value. The discounts were comprised of both beneficial conversion features associated with the Notes and the fair value of warrants issued in connection with the Notes. However, the Notes contained certain features, including anti-dilution price protection and others that, in accordance with ASC-815, Derivatives and Hedging (“ASC 815”), should have been bifurcated from the host contract and accounted for as a derivative instrument (the “Embedded Derivatives”). Such Embedded Derivatives are recorded as a separate liability at their fair value on the date of issuance, and as a corresponding discount to the Notes which is amortized to interest expense over the expected term of the Notes. Changes in the fair values of these instruments require adjustments to the amount of the liabilities recorded on the Company’s balance sheet, and the corresponding gain or loss is required to be recorded in the Company’s statement of operations, as long as the Notes are outstanding.

Warrants: In connection with issuing the aforementioned Notes, as well as in connection with other financing transactions, the Company issued warrants to purchase common stock (collectively, the “Warrants”). The Company had previously classified the value of Warrants as equity. After further review, the Company determined that these instruments should have been classified as liabilities in accordance with ASC 815, due primarily to an anti-dilution price protection feature contained in such warrants. Changes in the fair values of these instruments require adjustments to the amount of the liabilities recorded on the Company’s balance sheet, and the corresponding gain or loss is required to be recorded in the Company’s statement of operations.

Stock-based Compensation:  The Company had previously used volatility assumptions based on the historical volatility of the Company's common stock, which, based on the historical trading activity of the stock, resulted in inflated volatilities that were not necessarily indicative of the expected volatility and substantially higher than other peer-industry companies.  Upon further review of the volatility assumption, the Company determined that an expected volatility based on the volatilities of its industry peer group is a more appropriate sustainable volatility.  Such an approach was used to determine appropriate volatility assumptions for valuation purposes of the Embedded Derivatives and Warrants.  As a result, volatility assumptions are lower than those previously used which reduced stock-based compensation.

Based on the recommendation of management, on August 14, 2012, our audit committee and board of directors determined, after discussions with our current independent accountants, PricewaterhouseCoopers LLP, and our prior independent accountants, Rotenberg, Meril Solomon Bertiger & Guttilla, P.C., that our audited financial statements for the years ended December 31, 2003 through 2011 and unaudited interim financial statements for the quarters ended March 31, June 30, and September 30 for such years, and our unaudited interim financial statements for the quarter ended March 31, 2012 should not be relied upon. In addition, any press releases containing financial information for such periods should not be relied upon.

The Company expects to restate its financial results for the fiscal years ended December 31, 2007 through 2011, as well as the quarters in the fiscal years ended December 31, 2010 and 2011 and the first quarter of fiscal 2012.  The Company will include its restated audited annual financial statements in a Form 10-K/A for the fiscal year ended December 31, 2011 and its restated unaudited interim financial statements in a Form 10-Q/A for the quarterly period ended March 31, 2012.  The Form 10-K/A will also include restated quarterly financial information for each of the quarterly periods in the fiscal years ended December 31, 2010 and 2011.  The Company believes that these amended and restated filings will contain disclosures that are adequate and appropriate to restate the relevant financial information for the accounting adjustments noted with respect to previous reporting periods. The board of directors and audit committee unanimously approved, authorized and directed such restatements to be filed as soon as practicable. The Company anticipates filing the restated 10-K/A for the fiscal year ended December 31, 2011 and the 10-Q/A for the quarterly period ended March 31, 2012 prior to September 30, 2012.  The Company also expects to file its quarterly report on Form 10-Q for the three and six month periods ending June 30, 2012 prior to September 30, 2012.

Expected Impact of the Restatement

The estimated adjustments to the Company’s balance sheets and statements of operations are summarized in the tables below. The Company is still in the process of completing its review, and, therefore, the estimated adjustments described below are preliminary. While the Company expects to report the estimated adjustments described below, there can be no assurance that the final adjustments that are made as part of the restatement will not differ materially from the estimated adjustments.

The adjustments are primarily related to complex accounting requirements of certain characteristics of the Notes and Warrants (and to a lesser extent, stock-based compensation) that require the recording of debt discounts and related amortization, mark-to-market adjustments in the fair value of Warrants and Embedded Derivatives and gains or losses associated with the extinguishment of debt under certain circumstances. As the errors were non-cash in nature, the adjustments did not impact total cash flow from operating, investing or financing activities.

As a result of these cumulative adjustments, as of December 31, 2011, accumulated deficit is expected to increase from $138.7 million to approximately $222.4 million and additional paid in capital is expected to increase from $155.7 million to approximately $238.8 million. However, at December 31, 2011, the net impact of the cumulative adjustments associated with these aforementioned adjustments has a relatively small impact to overall stockholders’ equity.  Since all of the Notes were either paid down or converted by early 2010 and many of the Warrants were either exercised or expired by the end of 2011, the estimated impact of accounting for these instruments in 2012 and for future periods is expected to be minimal.

The tables below summarize the estimated impact on the Company’s balance sheets for the years ended December 31, 2007 through December 31, 2011 and for the quarter ended March 31, 2012:

	Year Ended December 31, 2007			Year Ended December 31, 2008			Year Ended December 31, 2009
(In thousands)	As Reported	Total Estimated Adj.	Preliminary Restated	As Reported	Total Estimated Adj.	Preliminary Restated	As Reported	Total Estimated Adj.	Preliminary Restated

Deferred financing costs	$898	$(369)	$529	$-	$-	$-	$-	$-	$-
Total assets	2,816	(369)	$2,447	10,622	-	10,622	3,393	-	3,393

Convertible debt, net of discounts	2,672	(794)	1,878	754	382	1,136	9,816	(3,099)	6,717
Warrant and derivative liabilities	-	7,190	7,190	-	17,099	17,099	-	95,827	95,827
Total liabilities	4,281	6,397	10,678	3,168	17,481	20,649	12,928	92,728	105,656

Additional paid-in capital	113,434	(17,991)	95,444	133,643	(26,839)	106,804	130,898	2,967	133,865
Accumulated deficit	(114,702)	11,225	(103,477)	(125,996)	9,358	(116,638)	(140,242)	(95,694)	(235,936)
Total stockholders' (deficit) equity	(1,465)	(6,766)	(8,231)	7,454	(17,481)	(10,027)	(9,535)	(92,728)	(102,263)
Total liabilities and stockholders' equity	$2,816	$(369)	2,447	$10,622	$-	$10,622	$3,393	$-	$3,393

(In thousands)	Year Ended December 31, 2010			Year Ended December 31, 2011			Quarter Ended March 31, 2012
	As Reported	Total Estimated Adj.	Preliminary Restated	As Reported	Total Estimated Adj.	Preliminary Restated	As Reported	Total Estimated Adj.	Preliminary Restated

Deferred financing costs	$-	$-	$-	$389	$-	$389	$-	$-	$-
Total assets	10,573	-	10,573	21,874	-	21,874	22,512	-	22,512

Convertible debt, net of discounts	-	-	-	-	-	-	-	-	-
Warrant and derivative liabilities	-	4,353	4,353	-	670	670	-	780	780
Total liabilities	4,437	4,353	8,790	5,008	670	5,678	4,839	780	5,619

Additional paid-in capital	149,748	84,929	234,677	155,707	83,075	238,782	156,647	82,787	239,434
Accumulated deficit	(143,428)	(89,282)	(232,710)	(138,658)	(83,744)	(222,402)	(138,991)	(83,567)	(222,558)
Total stockholders' equity	6,136	(4,353)	1,783	16,866	(670)	16,197	17,673	(780)	16,893
Total liabilities and stockholders' equity	$10,573	$-	$10,573	$21,874	$-	$21,874	$22,512	$-	$22,512

The tables below summarize the estimated impact on the Company’s statements of operations for the years ended December 31, 2007 through December 31, 2011 and for the quarter ended March 31, 2012:

	Year Ended December 31, 2007			Year Ended December 31, 2008			Year Ended December 31, 2009
(In thousands)	As Reported	Total Estimated Adj.	Preliminary Restated	As Reported	Total Estimated Adj.	Preliminary Restated	As Reported	Total Estimated Adj.	Preliminary Restated

Cost of goods sold	$1,806	$-	$1,806	$9,942	$-	$9,942	$1,836	$-	$1,836
Operating expenses	7,687	(48)	7,639	7,951	(87)	7,864	9,608	(346)	9,262
Operating (loss) income	(7,228)	48	(7,180)	(5,271)	87	(5,184)	(9,251)	346	(8,905)

Other (loss) income:
Interest expense, net	(1,102)	(1,968)	(3,071)	(3,116)	1,046	(2,070)	(4,963)	4,376	(587)
Amortization of debt discount, beneficial conversion feature and deferred financing costs	(7,600)	2,618	(4,982)	-	(4,671)	(4,671)	-	(6,604)	(6,604)
Changes in fair value of derivatives	-	6,797	6,797	-	68	68	-	(108,597)	(108,597)
(Gain) loss on extinguishment of debt	-	-	-	(2,789)	1,604	(1,185)	-	5,426	5,426
Other income (loss)	174	1	175	(118)	-	(118)	(32)	-	(32)
Total other (loss) income	(8,528)	7,447	(1,081)	(6,023)	(1,954)	(7,977)	(4,995)	(105,398)	(110,393)

Net (loss) income	$(15,756)	$7,495	$(8,261)	$(11,294)	$(1,867)	$(13,161)	$(14,246)	$(105,052)	$(119,306)

During 2009, the Company's stock price appreciated significantly throughout the year.  As a result, the fair value of the Embedded Derivatives and Warrants increased substantially, and the Company recorded a loss of approximately $108.6 million for the year ended December 31, 2009.

	Year Ended December 31, 2010			Year Ended December 31, 2011			Quarter Ended March 31, 2012
(In thousands)	As Reported	Total Estimated Adj.	Preliminary Restated	As Reported	Total Estimated Adj.	Preliminary Restated	As Reported	Total Estimated Adj.	Preliminary Restated

Cost of goods sold	$12,023	$-	$12,023	$35,490	$(217)	$35,273	$7,519	$(44)	$7,475
Operating expenses	11,553	(270)	11,283	21,861	(1,958)	19,903	6,138	(324)	5,814
Operating (loss) income	(3,218)	270	(2,948)	4,955	2,175	7,130	(408)	368	(40)

Other (loss) income:
Interest expense, net	(214)	184	(30)	19	-	19	2	-	2
Amortization of debt discount, beneficial conversion feature and deferred financing costs	-	-	-	-	-	-	-	-	-
Changes in fair value of derivatives	-	8,045	8,045	-	3,362	3,362	-	(191)	(191)
(Gain) loss on extinguishment of debt	252	(2,086)	(1,835)	-	-	-	-	-	-
Other income (loss)	(6)	-	(6)	-	-	-	73	-	73
Total other (loss) income	32	6,142	6,174	19	3,362	3,381	75	(191)	(116)

Net (loss) income	$(3,186)	$6,412	$3,226	$4,770	$5,537	$10,307	$(333)	$177	$(156)

Management has not yet completed its assessment of the impact, if any, that these accounting errors and adjustments may have on the effectiveness of the Company’s disclosure controls and procedures and its internal control over financial reporting, including whether or not a material weakness exists.

This Current Report on Form 8-K contains forward-looking statements, including forward-looking statements relating to the Company's financial results for the three and six months ended June 30, 2012. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Company's actual results may differ materially from the Company's anticipated or expected results and the results in the forward-looking statements.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.         Exhibit Description

99.1                      Press release issued by Ambient Corporation dated as of August 15, 2012 (previously filed)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMBIENT CORPORATION

Dated: September 7, 2012	By:	/s/ John J. Joyce
John J. Joyce
Chief Executive Officer